VIA EDGAR Correspondence

April 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Paik, Division of Corporation Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Body and Mind Inc. (the “Company”)

Registration Statement on Form S-1 filed March 13, 2020 and amended on April 16, 2020
File No. 333-237143

Acceleration Request for Registration Statement

Body and Mind Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Monday, April 20, 2020, or as soon thereafter as is practicable. Please advise our counsel, Michael Shannon of McMillan LLP, at telephone direct: (604) 893-7638 or email: michael.shannon@mcmillan.ca of any questions you may have respecting this request.

Yours very truly,

BODY AND MIND INC.

Per:	/s/ Michael Mills
Name:	Michael Mills
Title:	President and Interim Chief Executive Officer
(Principal Executive Officer)

750 – 1095 W. Pender St., Vancouver, BC, Canada, V6E 2M6 | t (800) 361-6312 www.bamcannabis.com CSE: BAMM, OTCQB: BMMJ